Exhibit 4.2

OSHKOSH TRUCK CORPORATION
(a Wisconsin corporation)

2004 Incentive Stock and Awards Plan
Stock Option Award

[Participant]:

[Participant Address]:

Oshkosh Truck Corporation (the “Company”) and you hereby agree as follows:

You have been granted Options to purchase shares of Common Stock of the Company under the Oshkosh Truck Corporation 2004 Incentive Stock and Awards Plan (the “Plan”) with the following terms and conditions:

Grant Date:

Type of Options:

Number of Shares:

Exercise Price per Share:

Expiration Date:  Ten years and one month, unless terminated earlier as described in the Plan.

Vesting Schedule:

Number of Shares	Vesting Date
One-third of Option Shares	1st anniversary of Grant Date
One-third of Option Shares	2nd anniversary of Grant Date
One-third of Option Shares	3rd anniversary of Grant Date

Your Options will become fully vested if you terminate employment or service as a result of death, Disability or Retirement.

Manner of Exercise: You may pay the exercise price and any attributable tax for an Option in one or more of the following forms: (i) a check payable to the order of the Company for the purchase price of the shares being purchased; (ii) delivery of shares of Common Stock (including by attestation) that you have owned for at least six (6) months and that have a Fair Market Value (determined on the date of delivery) equal to the exercise price of the shares being purchased and any attributable tax; (iii) delivery (including by facsimile) to the Company of an executed irrevocable option exercise form together with irrevocable instructions, in a form acceptable to the Company, to a broker-dealer to sell a sufficient portion of the shares of Common Stock issuable upon exercise of this Option and deliver the sale proceeds directly to the Company to pay for the exercise price and any attributable tax, or (iv) by any combination of (i), (ii) and (iii).

This Award is granted under and governed by the terms and conditions of the Plan. Additional provisions regarding your Options and definitions of capitalized terms used and not defined in this Award Agreement can be found in the Plan a copy of which is attached hereto.

IN WITNESS WHEREOF, the Company has caused this Award Agreement to be duly executed, and you have executed this Award Agreement, all as of the day and year first above written.

OSHKOSH TRUCK CORPORATION
By:
Robert G. Bohn Chairman, President and Chief Executive Officer
Accepted:
By:
Participant Name [Typed]

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